Exhibit 12.3

Central Illinois Public Service Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$23,121	$28,897
Add- Taxes based on income	16,067	16,265

Net income before income taxes	39,188	45,162
Add- fixed charges:
Interest on short-term and long-term debt (1)	13,479	28,315
Estimated interest cost within rental expense	592	1,216
Amortization of net debt premium, discount, and expenses	378	881

Total fixed charges	14,449	30,412

Earnings available for fixed charges	53,637	75,574

Ratio of earnings to fixed charges	3.71	2.48

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,256	2,512
Adjustment to pretax basis	873	1,414

	2,129	3,926

Combined fixed charges and preferred stock dividend requirements	$16,578	$34,338

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.23	2.20

(1)	Includes interest expense related to uncertain tax positions